SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

The Bank of America 401(k) Plan

Financial Statements and Supplemental Schedules

Consent of Morris, Davis, & Chan LLP, Independent Registered Public Accounting Firm

Exhibit A

THE BANK OF AMERICA 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004 AND 2003

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan

Index to Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 -18

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets	19 -31

Schedule H, Line 4j - Schedule of Reportable Transactions	32

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan), as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets as of December 31, 2004, and reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 29, 2005

Charlotte, North Carolina

525 North Tryon, Suite 1600 • Charlotte, North Carolina 28202 • (704) 331-3951 • Fax (704) 331-3953

Offices in Oakland and San Francisco, California

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets

Investments, at fair value (Notes 1 and 2)
Bank of America Corporation Common Stock Allocated to participants (Notes 3 and 7)	$4,290,015,722	$3,583,622,672
Bank of America Corporation ESOP Convertible Preferred Stock, Series C allocated to participants (Note 7)	—	170,500,687
Bank of America Corporation Preferred Stock	53,079	—
Common and preferred stock	4,527,833	4,443,355
Investment contracts	1,057,699,313	1,014,962,270
Nations Fund investments (Notes 3 and 7)
Money market	76,802,930	82,016,555
Fixed income	1,197,250	145,367,901
Equity	2,072,522,028	1,917,693,725
Columbia Mutual Funds (Note 7)	120,775,043	—
Mutual funds	491,214,399	99,538,449
Corporate debt and asset-backed securities	594,311	635,626
Mortgage-backed securities	469,768	527,955
U.S. government and government agency obligations	2,035,134	2,532,199
Other investments	10,947,594	14,131,373

Total investments (cost $5,148,123,517 in 2004 and $4,618,354,309 in 2003, respectively)	8,128,854,404	7,035,972,767
Non-interest bearing cash	21	—
Accrued dividends and interest receivable	206,806	228,454
Employer contribution receivable	11,660,474	13,402,280
Employee contribution receivable	13,065,761	12,013,426
Due from broker for securities sold	30,324	—
Other receivable	61,358	2,123,632

Total assets	8,153,879,148	7,063,740,559

Liabilities
Due to broker for securities purchased	9,762,199	9,168,615

Total liabilities	9,762,199	9,168,615

Net assets available for benefits	$8,144,116,949	$7,054,571,944

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Investment income
Interest	$49,239,921	$54,930,366
Dividends
Bank of America Corporation Common Stock	152,899,649	127,967,596
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	4,065,019	4,370,369
Bank of America Corporation Preferred Stock	2,491	—
Other common and preferred stock	132,541	130,651
Investment income from Nations Fund investments	51,101,335	28,204,195
Investment income from Columbia Mutual Funds	1,261	—
Investment income from other mutual funds	12,382,416	780,309
Other	22,808,420	551,358
Net unrealized appreciation in fair value of investments (Note 5)	563,012,434	762,211,459
Net realized gain on sale of investments	301,028,301	165,255,552

Total investment income	1,156,673,788	1,144,401,855

Contributions (Note 1)
Employees	381,618,088	346,560,951
Employer	212,317,488	205,135,885

Total contributions	593,935,576	551,696,836

Total additions	1,750,609,364	1,696,098,691

Benefits paid to plan participants (Note 1)	652,370,829	548,479,141
Interest expense	42,727	19,581
Trustee and administrative fees (Note 2)	8,650,803	8,594,199

Total deductions	661,064,359	557,092,921

Net increase	1,089,545,005	1,139,005,770

Net assets available for benefits
Beginning of year	7,054,571,944	5,915,566,174

End of year	$8,144,116,949	$7,054,571,944

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Associate Handbook for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

On October 27, 2003, Bank of America Corporation and FleetBoston Financial Corporation announced a definitive agreement to merge. The merger became effective on April 1, 2004.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions the first day of the month after completing 1 full month of service (not including the month employment begins), and are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution. After-tax contributions are not permitted.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

All assets of the Plan are held in the trusts formed as part of the Plan. The assets of the Plan are held and invested in either the Principal Trust or the Leveraged Trust. The company matching contributions common and preferred stock accounts, and certain shares of the Corporation’s common stock which are not yet allocated to participant accounts, are held in the Leveraged Trust, formerly known as the ESOP Trust. The Principal Trust, formerly known as the Investment Trust, holds all other assets of the Plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan (Continued)

Investment Alternatives

The Plan currently provides participants with 19 investment alternatives. These investment alternatives are the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and 17 investment alternatives that are primarily invested, respectively, in the following mutual funds: the Nations Value Fund, the Columbia Quality Plus Bond Fund (replaced the Nations Bond Fund effective December 16, 2004), the Nations LargeCap Index Fund, the Nations International Equity Fund, the Nations Marsico Focused Equities Fund, the Nations SmallCap Index Fund, the Nations MidCap Index Fund, the Nations LifeGoal® Income and Growth Portfolio, the Nations LifeGoal® Balanced Growth Portfolio, the Nations LifeGoal® Growth Portfolio, the Batterymarch U.S. Small Capitalization Equity Portfolio, the Western Asset Core Bond Portfolio, the Vanguard® Total Stock Market Index Fund, the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio. The last 7 investment alternatives were introduced in 2003.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

In addition, the Plan includes a Loan Fund and a Segregated Fund which are not available for additional participant investments. The Loan Fund consists of loans made to participants from acquired plans. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Company matching contributions in stocks, or in cash which is used to purchase stock, are not available for allocation to alternative investments by participants until they reach age 55 and are fully vested. Effective August 2, 2004, the Plan was amended to eliminate the age 55 requirement for participants to transfer matching common stock to other investment options. In accordance with the American Institute of Certified Public Accountants Statement of Position Number 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters”, information related to the net assets and changes in net assets for the non-participant directed shares of Bank of America Corporation common and preferred stock is presented in Notes 9 and 10.

Plan Trustees

Bank of America N.A. is the trustee of the Principal Trust (Principal Trustee) under the Plan. State Street Bank & Trust Company is the trustee of the Leveraged Trust (Leveraged Trustee) which contains employer securities including Bank of America Corporation Common Stock and Bank of America Corporation ESOP Preferred Stock, Series C.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan (Continued)

Contributions

The Plan provides for participant contributions through salary deductions ranging from 1% to 15% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2004 and 2003 were limited to $13,000 and $12,000, respectively, for participants who are below age 50. Additional contributions of $3,000 in 2004 and $2,000 in 2003 were permitted for participants over age 50. Employees are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Plan provides for an annual company matching contribution, which is based on the participant’s pre-tax contributions of their plan-eligible compensation for the Plan year. A participant must be employed by the Corporation on the last business day of the year in order to receive a matching contribution, unless during the year the participant retires, dies, becomes disabled, or terminates employment due to certain divestitures or workforce reductions. The Plan provides for a 100% company matching contribution for every $1 a participant contributes to the Plan, up to 5% of plan-eligible compensation. Company matching contributions are made in Bank of America Corporation Common Stock using the average month-end closing price for the year and adding in shares that would have been bought with dividends throughout the year. The Corporation makes periodic contributions based on its estimated annual contribution. Such contributions are subject to adjustment at December 31 of each year to give effect to forfeitures, which reduce the required company matching contributions.

Employer contributions include forfeitures and additional contributions made in the form of cash or Bank of America Corporation Common Stock. Pursuant to the Plan provisions, the total employer contribution calculated had a fair value of $239,715,079 and $228,033,829 for 2004 and 2003, respectively. After consideration of forfeitures and dividends applied, the actual cash remitted by the Corporation was $211,937,517 and $205,135,885 for 2004 and 2003, respectively.

Other Income

The Plan received a payment of $22,356,060 in July of 2004 representing its share of the proceeds from the settlement of The Bank America Corporation Securities Litigation, a class action filed in the Federal District Court for the Eastern District of Missouri. The payment, net of expenses, was allocated among current and former plan participants in proportion to their interests in employer stock in three predecessor plans as of September 30, 1998.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan (Continued)

Payment of Benefits

While still in service, participants in the Plan may generally withdraw previous employee and employer vested contributions as follows:

(1)	In the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code as determined by the Committee;

(2)	When fully vested and having attained age 59½; and

(3)	After 5 years of Plan participation in the case of company matching contributions.

Certain other in-service distributions are permitted as provided for by plan provisions of predecessor plans merged with the Plan.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum in cash, unless the participant requests to receive all or a portion of his/her account balance in shares of Bank of America Corporation Common Stock. Participants may elect to rollover a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if they retire under the Corporation’s retirement policy and their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan as well as earnings thereon. Company matching contributions vest 20% for each 12 months of vesting service and are 100% vested after completing 5 years of vesting service.

Additionally, a participant becomes 100% vested in the matching contributions from the Corporation, regardless of the years of service, if during employment the participant reaches age 65, retires, dies, or becomes disabled under the Long-Term Disability benefits component of the Corporation’s Group Benefits Program, or terminates employment due to certain divestitures or workforce reductions.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the allocation of their contribution semi-monthly and with an annual allocation of the Corporation’s contributions. If a separation from service occurs, the participant’s account is credited with an allocation of the Corporation’s contribution as of the earlier of the date of distribution of the participant’s account or the annual allocation date if the separation from service was due to retirement, death, disability, or certain divestitures or workforce reductions. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan.

Loans to Participants

The current Plan does not permit new loans to participants.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Collective investment funds are valued at the net asset value of the fund units owned.

The Plan’s investment in Bank of America Corporation ESOP Convertible Preferred Stock, Series C (ESOP Preferred Stock) is valued on the basis of an independent valuation by Duff & Phelps Financial Consulting Co. During 2004, the ESOP Preferred Stock was converted to common stock so that there were no outstanding shares of ESOP Preferred Stock at December 31, 2004. Due to this conversion, an independent valuation was not performed in 2004.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Valuation of Investments (Continued)

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A. the Principal Trustee, a wholly-owned indirect subsidiary of the Corporation.

Participant loans are valued at cost, which approximates market as determined in good faith by the Principal Trustee.

Investment contracts are stated at contract value (principal plus accrued interest). The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.64% and 4.72%, respectively for 2004 and 4.95% and 5.24%, respectively, for 2003. The fair market values of these investment contracts reported in aggregate for the Stable Value Fund were $1,130,370,026 and $1,126,627,693 as of December 31, 2004 and 2003, respectively. To arrive at the aggregate fair market value, comparable duration Wall Street Journal GIC Index rates were used as the discount factor within the discounted cash formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract’s cash flows is the estimated total fair market value for that contract. All of the contract fair market values are then added together to arrive at the above aggregate fair market value for the portfolio. The Stable Capital Fund contains an indexed synthetic guaranteed investment contracts. This consists of a portfolio of collective bond fund units owned by the Fund and a benefit-responsive, book-value “wrap” contract purchased for the portfolio. The wrap contract amortizes gains and losses of the portfolio units over the duration of the portfolio’s average life, and assures that the book value, benefit responsive payments will be made for participants’ withdrawals. The crediting rate on the indexed synthetic resets periodically and it will have an interest rate of not less than 0%.

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Principal Trustee.

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies (Continued)

Investment Transactions (Continued)

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis.

Plan Expenses

Leveraged Trustee fees, Principal Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are allocated pro rata to the Plan’s investment funds.

Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 19 investment alternatives to participants. Some of these investment alternatives are primarily invested in mutual funds from the Nations Funds and Columbia Funds mutual fund families, which are administered and advised by certain affiliates of the Corporation. The affiliates are Banc of America Capital Management, LLC (BACAP), Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Capital Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC.

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2004. Investments at December 31, 2004 and 2003 that represent 5 percent or more of the Plan’s net assets available for benefits include the following:

	2004	2003
Bank of America Corporation Common Stock	$4,290,015,722	$3,583,622,672
Nations LargeCap Index Fund	766,313,447	762,034,029

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Net Unrealized Appreciation in Fair Value of Investments

The Plan’s investments, by investment category, appreciated (depreciated) in fair value for the years ended December 31, as follows:

	2004	2003
Bank of America Corporation Common Stock	$490,951,510	$322,033,539
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	(116,873,167)	16,550,875
Common and preferred stock	454,572	1,216,830
Nations Fund Investments:
Fixed Income	(2,571,678)	(62,905)
Equity	151,090,403	418,253,398
Mutual funds	40,000,413	4,272,055
Corporate debt and asset-backed securities	(30,740)	31,245
Mortgage-backed securities	(7,090)	(25,211)
U.S. government and government agency obligations	(42,325)	(91,833)
Other investments	40,536	33,466

Net unrealized appreciation in fair value of investments	$563,012,434	$762,211,459

The conversion of the ESOP Preferred Stock to Bank of America Corporation Common Stock is reflected in the appreciation (depreciation) shown above. This conversion is described in Note 2.

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

7.	Related Party Transactions

The Plan holds investments in various funds that are part of the Nations Funds and Columbia Funds mutual fund families. BACAP, MCM and CMA are non-bank affiliates of the Corporation and provide advisory services to Nations Funds and Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. BACAP Distributors, LLC and Columbia Fund Distributors, Inc. administer and distribute Nations Funds and Columbia Funds, respectively.

Investment units and shares of Nations Funds and Columbia Funds are purchased at net asset value. The investments held at December 31, 2004 and 2003 were as follows:

	2004	2003
Nations Fund - Money Market
Nations Cash Reserves, Capital Class	$70,756,448	$75,321,525
Nations Cash Reserve, Trust Class	6,046,482	6,695,030

	76,802,930	82,016,555

Nations Fund - Fixed Income
Nations Government Securities Fund	208,975	209,484
Nations Bond Fund	306,405	144,424,426
Nations Short-Term Income Fund	569,832	626,020
Nations Short-Intermediate Government Fund	96,974	98,366
Nations Strategic Income Fund	15,064	9,605

	1,197,250	145,367,901

Nations Fund - Equity
Nations MidCap Index Fund	315,512,272	283,276,490
Nations MidCap Growth Fund	—	12,697
Nations International Equity Fund	127,549,846	109,507,196
Nations LargeCap Index Fund	766,313,447	762,034,029
Nations SmallCap Index Fund	203,755,028	156,772,292
Nations Value Fund	153,534,486	135,463,414
Nations Marsico Focused Equities Fund	143,389,557	145,499,937
Nations Marsico Growth Fund	13,340	—
Nations Marsico MidCap Growth Fund	14,526	—
Nations Capital Growth Fund	—	11,515
Nations Convertible Securities Fund	53,941	50,474
LifeGoal Balanced Growth Portfolio	207,580,834	195,041,561
LifeGoal Growth Portfolio	114,602,051	92,962,034
LifeGoal Income and Growth Portfolio	40,202,700	37,062,086

	2,072,522,028	1,917,693,725

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

7.	Related Party Transactions (Continued)

	2004	2003
Total Nations Fund Family	$2,150,522,208	$2,145,078,181

Columbia Fund – Fixed Income
Columbia Quality Plus Bond Fund	120,743,281	—
Columbia Federal Securities Fund	31,762	—

Total Columbia Fund Family	120,775,043	—

Grand Total	$2,271,297,251	$2,145,078,181

At December 31, 2004 and 2003, the Plan held investments in the Bank of America Corporation Common Stock valued at $4,290,015,722 and $3,583,622,672, respectively. The Plan held an investment in the ESOP Preferred Stock of $170,500,687 as of December 31, 2003. There were no outstanding shares of ESOP Preferred Stock as of December 31, 2004.

For the years ended December 31, 2004 and 2003, the Plan paid direct expenses to the Principal Trustee totaling $274,224 and $259,874, respectively.

8.	Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that unrealized appreciation/(depreciation) and realized gains/(losses) be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate unrealized appreciation/(depreciation) and realized gains/(losses) as that determined under GAAP, but results in a different amount for each of the unrealized and realized components. Under ERISA guidelines, net unrealized appreciation and realized gains were $520,215,186 and $343,825,549, respectively, for the year ended December 31, 2004 and were $601,436,424 and $326,030,587, respectively, for the year ended December 31, 2003.

Benefit obligations payable to participants at December 31, 2004 and 2003 are reflected as Plan liabilities in the Form 5500 but are not included as Plan liabilities in the statements of net assets available for benefits.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

8.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$8,144,116,949	$7,054,571,944
Benefit obligations payable	(862,509)	(2,998,686)

Net assets available for benefits per Form 5500	$8,143,254,440	$7,051,573,258

The following is a reconciliation of benefits paid to Plan participants according to the financial statements to Form 5500:
	2004	2003
Benefits paid to plan participants per the financial statements	$652,370,829	$548,479,141
Add: Benefit obligations payable at end of year	862,509	2,998,686
Less: Benefit obligations payable at beginning of year	(2,998,686)	(1,135,538)

Benefits paid to plan participants per Form 5500	$650,234,652	$550,342,289

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

9.	Statements of Net Assets Available for Benefits - Nonparticipant-Directed

	2004	2003
Assets
Investments, at fair value
Bank of America Corporation Common Stock
Allocated to participants	$2,291,348,179	$1,787,271,180
Bank of America Corporation ESOP Convertible Preferred Stock, Series C
Allocated to participants	—	170,500,687
Nations Fund Investments
Money market	23,144,147	12,321,588

Total investments	2,314,492,326	1,970,093,455

Accrued dividends and interest receivable	41,170	9,428
Employer contributions receivable	11,660,474	13,402,280

Total assets	2,326,193,970	1,983,505,163

Liabilities	—	—

Net assets available for benefits	$2,326,193,970	$1,983,505,163

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

10.	Statements of Changes in Net Assets Available for Benefits - Nonparticipant-Directed

	2004	2003
Investment income
Dividends
Bank of America Corporation Common Stock	$79,817,584	$62,363,818
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	4,065,019	4,368,619
Investment income from Nations Fund investments	220,600	103,835
Other income	421	—
Net realized and unrealized investment gains	329,459,667	257,158,601

Total investment income	413,563,291	323,994,873

Employer contributions	211,942,077	205,135,885

Total additions	625,505,368	529,130,758

Benefits paid to plan participants	194,766,503	165,527,736
Trustee and administrative fees	1,162,179	2,006,302

Total deductions	195,928,682	167,534,038

Transfers between funds	(83,201,682)	(22,620,172)
Transfers to The Bank of America Pension Plan	(3,686,197)	(2,955,608)

Total transfers	(86,887,879)	(25,575,780)

Net increase	342,688,807	336,020,940

Net assets available for benefits
Beginning of year	1,983,505,163	1,647,484,223

End of year	$2,326,193,970	$1,983,505,163

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

11.	Federal Income Tax Status

On March 5, 1998, the Plan Sponsor was informed by a letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Subsequent to this issuance of the determination letter, the Plan was amended. The Plan Sponsor has requested an updated determination letter.

Currently, the 1998 and 1999 Plan years are under audit by the IRS. The audit includes a review of the voluntary transfers by participants of assets of the Plan to The Bank of America Pension Plan and whether such transfers were in accordance with applicable law. By letter dated December 10, 2004, the IRS advised the Corporation that the IRS has “tentatively concluded” that the transfers of participants’ accounts from the Plan to The Bank of America Pension Plan violated Section 411 (d) (6) of the Internal Revenue Code. The Corporation exercised its right of conference on this issue on April 19, 2005 and is preparing a supplemental submission to the IRS to further address this issue.

Except as noted above, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

12.	Litigation

The Barnett Employees Savings & Thrift Plan, a predecessor plan, was the subject of certain litigation involving change of control provisions contained in the predecessor plan document. These actions sought relief, which would have required the Plan Sponsor to make additional contributions to the Plan on behalf of the predecessor plan participants. Judgment was rendered in favor of the defendants during 2004. As of December 31, 2004, the case was concluded.

The Plan is the subject of litigation involving alleged market timing arrangements in certain mutual funds in which the Plan is invested and the voluntary transfers from the Plan to The Bank of America Pension Plan referenced in note 11 above. The outcome of these lawsuits cannot be predicted at this time.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

13.	Subsequent Events

The Corporation amended and restated the Plan effective January 1, 2005 to make the following changes, among others:

•	Company matching contributions are generally calculated and allocated to participant accounts on a pay period basis, are 100% vested when made, and may not be withdrawn while in service before age 59 1/2;

•	The company matching contributions are allocated to participant accounts in cash (rather than in units of the matching contribution common stock fund) and are invested in the Plan’s investment alternatives according to participant direction;

•	Active participants are 100% vested in their company matching contributions for prior plan years; and

•	All company matching contributions for prior plan years may be invested in the Plan’s investment alternatives according to participant direction.

In addition, the Plan’s Principal Trust and Leveraged Trust were combined into a single trust following the close of business on December 31, 2004.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	Common and Preferred Stock

*	Bank of America Corporation	Common Stock	91,296,355	shares	$1,821,815,688	$4,290,015,722

	Total Bank of America Corporation Common Stock				1,821,815,688	4,290,015,722

*	Bank of America Corporation	Preferred Stock	2,070	shares	52,470	53,079

	Total Bank of America Corporation Preferred Stock				52,470	53,079

	Aastrom Biosciences, Inc.	Common Stock	1,000	shares	2,686	1,420
	Abbott Labs	Common Stock	800	shares	11,454	37,320
	Agere Systems, Inc.	Common Stock	96	shares	1,599	130
	Agilent Technologies, Inc.	Common Stock	38	shares	933	916
	Agrium, Inc.	Preferred Stock	800	shares	20,000	20,504
	Akamai Technologies, Inc.	Common Stock	2,000	shares	25,257	26,060
	Amerco	Preferred Stock	400	shares	10,000	10,100
	Ameren Corporation	Common Stock	400	shares	18,096	20,056
	American Electric Power, Inc.	Common Stock	400	shares	16,904	13,736
	Applied Materials, Inc.	Common Stock	300	shares	7,524	5,130
	Aquila, Inc.	Common Stock	750	shares	13,402	2,768
	AT&T Corporation	Common Stock	100	shares	2,839	1,906
	Automatic Data Processing, Inc.	Common Stock	400	shares	18,256	17,740
	Avaya, Inc.	Common Stock	216	shares	2,338	3,715
	Avigen, Inc.	Common Stock	200	shares	3,725	652
	Boeing Company	Common Stock	200	shares	7,950	10,354
	BP PLC	Common Stock	4,286	shares	95,232	250,302
	Brush Engineered Materials, Inc.	Common Stock	100	shares	2,493	1,850
	Burlington Res., Inc.	Common Stock	400	shares	6,373	17,400
	Carlisle Companies, Inc.	Common Stock	100	shares	4,464	6,492

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	Caterpillar, Inc.	Common Stock	1,000	shares	$34,925	$97,510
	Champs Entertainment, Inc.	Common Stock	2,000	shares	17,536	17,240
	ChevronTexaco Corporation	Common Stock	2,712	shares	100,980	142,407
	Chiquita Brands International, Inc.	Common Stock	1,000	shares	20,674	22,060
	Choicepoint, Inc.	Common Stock	40	shares	263	1,840
	Cisco Systems, Inc.	Common Stock	1,200	shares	66,265	23,184
	Citigroup, Inc.	Common Stock	6,866	shares	138,345	330,804
	Citigroup, Inc.	Preferred Stock	2,050	shares	51,956	52,640
	Citizens Communications Company	Common Stock	692	shares	7,706	9,543
	Clorox Company	Common Stock	100	shares	5,063	5,893
	Coho Energy, Inc.	Common Stock	575	shares	31,580	—
	Comcast Corporation	Common Stock	97	shares	3,660	3,228
	Compass	Preferred Stock	1,000	shares	25,608	26,290
	Conagra Foods, Inc.	Common Stock	500	shares	12,155	14,725
	ConocoPhillips	Common Stock	400	shares	35,996	34,732
	Conseco, Inc.	Common Stock	15	shares	15,980	299
	Corporate Backed Trust	Preferred Stock	800	shares	17,702	21,032
	Corts Trust	Preferred Stock	1,200	shares	30,000	30,908
	Covad Communications Group, Inc.	Common Stock	500	shares	25,740	1,075
	CTS Corporation	Common Stock	100	shares	1,554	1,329
	Diamond Offshore Drilling, Inc.	Common Stock	400	shares	10,925	16,020
	Dominion Res, Inc.	Common Stock	600	shares	27,097	40,644
	Dow Chemical Company	Common Stock	200	shares	7,018	9,902
	Duke Energy Corporation	Common Stock	200	shares	4,406	5,066
	Electronic Data Systems	Common Stock	100	shares	345	2,310
	Emerge Interactive, Inc.	Common Stock	10	shares	150	16
	Energy East	Preferred Stock	400	shares	10,000	10,732
	Entergy Gulf	Preferred Stock	400	shares	10,000	10,360
	Ericsson LM Tel Company	Common Stock	1,697	shares	59,863	53,439
	Evolve One, Inc.	Common Stock	160	shares	2,950	77
	Exxon Mobil Corporation	Common Stock	3,600	shares	64,456	184,536
	FDN, Inc.	Common Stock	51	shares	5,078	—

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

(a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	FPL Group, Inc.	Common Stock	1,200	shares	$39,008	$89,700
	First BanCorp (Puerto Rico)	Common Stock	2,500	shares	75,110	158,775
	Ford Motor Company	Common Stock	200	shares	2,236	2,928
	Freescale Semiconductor, Inc.	Common Stock	394	shares	14,614	7,234
	Gandalf Technologies, Inc.	Common Stock	300	shares	2,250	9
	General Electric Company	Common Stock	3,900	shares	134,751	142,350
	Gillette Company	Common Stock	100	shares	3,849	4,478
	Great Atlantic & Pacific Tea, Inc.	Preferred Stock	800	shares	20,000	19,160
	Harken Energy Corporation	Common Stock	3,267	shares	24,186	1,699
	Hewlett-Packard Co.	Common Stock	516	shares	18,420	10,820
	High Speed Access Corporation	Common Stock	1,000	shares	1,960	20
	Hilfiger Tommy USA, Inc.	Preferred Stock	800	shares	20,740	20,480
	Home Depot, Inc.	Common Stock	200	shares	10,148	8,548
	Hospira, Inc.	Common Stock	80	shares	760	2,680
	Intel Corporation	Common Stock	600	shares	14,412	14,034
	International Business Machines	Common Stock	1,200	shares	37,259	118,296
	JDS Uniphase Corporation	Common Stock	200	shares	12,481	634
	Johnson & Johnson	Common Stock	2,326	shares	123,028	147,515
	Juniper Networks, Inc.	Common Stock	200	shares	27,125	5,438
	Keyspan Corporation	Common Stock	1,210	shares	37,507	47,734
	Lowes Companies, Inc.	Common Stock	500	shares	11,262	28,795
	Lucent Technologies, Inc.	Common Stock	356	shares	7,305	1,339
	Maverick Tube Corporation	Common Stock	1,000	shares	15,440	30,300
	Merck & Company, Inc.	Common Stock	800	shares	14,220	25,712
	Microsoft Corporation	Common Stock	6,880	shares	245,937	183,834
	Mirant Corporation	Common Stock	300	shares	2,541	115
	Motorola, Inc.	Common Stock	3,570	shares	124,669	61,404
	National City Corporation	Common Stock	200	shares	6,970	7,510
	Nextera Enterprises, Inc.	Common Stock	200	shares	1,400	88
	Nokia Corporation	Common Stock	400	shares	14,637	6,268
	Nortel Networks Corporation	Common Stock	200	shares	7,298	694
	Novell, Inc.	Common Stock	200	shares	4,963	1,350

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

(a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	Oracle Corporation	Common Stock	2,200	shares	$68,559	$30,184
	Pac-West Telecom, Inc.	Common Stock	100	shares	1,866	132
	Parametric Technology Corporation	Common Stock	300	shares	6,675	1,767
	Park Electrochemical Corporation	Common Stock	200	shares	1,773	4,336
	Pengrowth Energy	Common Stock	2,000	shares	31,592	41,640
	Penney JC Company, Inc.	Common Stock	500	shares	4,588	20,700
	Peoples Energy Corporation	Common Stock	1,000	shares	40,735	43,950
	Pepsico, Inc.	Common Stock	250	shares	9,638	13,050
	Pfizer, Inc.	Common Stock	7,000	shares	58,635	188,230
	Pioneer Natural Resources Company	Common Stock	1,000	shares	24,489	35,100
	Polaroid Holding Company	Common Stock	463	shares	1	4,889
	Polycom, Inc.	Common Stock	23	shares	708	536
	Power-One, Inc.	Common Stock	200	shares	8,406	1,784
	Puget Sound Energy	Preferred Stock	400	shares	10,000	10,632
	Qualcomm, Inc.	Common Stock	400	shares	14,249	16,960
	Royal Dutch Petroleum Company	Common Stock	1,000	shares	25,044	57,380
	Safeguard Scientifics, Inc.	Common Stock	200	shares	11,698	424
	SBC Communications, Inc.	Common Stock	3,100	shares	39,445	79,887
	Scana Corporation	Common Stock	631	shares	12,800	24,861
	Schering Plough Corporation	Common Stock	800	shares	11,260	16,704
	Siebel Systems, Inc.	Common Stock	500	shares	17,363	5,245
	Smart & Final, Inc.	Common Stock	300	shares	2,996	4,317
	Southern Company	Common Stock	1,600	shares	33,080	53,632
	Southwest Airlines Company	Common Stock	1,012	shares	4,437	16,475
	St. Paul Travelers Company, Inc.	Common Stock	366	shares	8,038	13,568
	Startek, Inc.	Common Stock	200	shares	3,860	5,690
	Sun Microsystems, Inc.	Common Stock	800	shares	3,744	4,312
	Sysco Corporation	Common Stock	200	shares	6,056	7,634
	Taiwan Semiconductor Manufacturing Ltd	Common Stock	6,494	shares	96,731	55,134
	Terex Corporation	Common Stock	200	shares	5,098	9,530
	Texas Instruments, Inc.	Common Stock	12,000	shares	280,825	295,440
	Time Warner, Inc.	Common Stock	2,000	shares	170,975	38,900

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

(a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	TXU Corporation	Common Stock	2,900	shares	$86,351	$187,224
	Tyco International Ltd	Common Stock	200	shares	4,591	7,148
	United States Cellular Corporation	Preferred Stock	800	shares	20,000	22,376
	Verizon Communications, Inc.	Common Stock	700	shares	35,386	28,357
	Viscount Systems, Inc.	Common Stock	1,500	shares	4,695	1,245
	Wal-Mart Stores, Inc.	Common Stock	4,900	shares	93,825	258,818
	Wells Fargo	Preferred Stock	625	shares	15,125	15,075
	Wyeth	Common Stock	1,600	shares	24,809	68,144
	Xcel Energy, Inc.	Common Stock	1,872	shares	39,884	34,070
	Xerox Corporation	Common Stock	2,000	shares	13,950	34,020

	Total Common and Preferred Stock				3,547,967	4,527,833

	Investment Contracts

	AIG	Guaranteed Investment Contract 5.123%			173,890,726	173,890,726
	Allstate	Guaranteed Investment Contract 6.080%			18,398,831	18,398,831
	Canada Life	Guaranteed Investment Contract 5.600%			10,068,906	10,068,906
	Canada Life	Guaranteed Investment Contract 6.140%			10,126,501	10,126,501
	Canada Life	Guaranteed Investment Contract 3.900%			15,025,178	15,025,178
	GE Capital Assurance Company	Guaranteed Investment Contract 5.020%			6,043,043	6,043,043
	GE Life & Annuity Assurance Company	Guaranteed Investment Contract 4.140%			4,149,283	4,149,283
	Hartford Life Insurance Company	Guaranteed Investment Contract 6.150%			12,478,217	12,478,217
	Hartford Life Insurance Company	Guaranteed Investment Contract 5.930%			7,554,650	7,554,650
	IXIS North America (formerly CDC Wrapped Synthetic)	Guaranteed Investment Contract 5.210%			131,776,253	131,776,253
	John Hancock	Guaranteed Investment Contract 4.770%			8,031,723	8,031,723
	John Hancock	Guaranteed Investment Contract 5.820%			7,554,832	7,554,832
	Ohio National Life Insurance Company	Guaranteed Investment Contract 6.020%			3,119,363	3,119,363
	Pacific Life Insurance Company	Guaranteed Investment Contract 4.100%			21,466,277	21,466,277
	Principal Life Insurance Company	Guaranteed Investment Contract 3.940%			21,561,468	21,561,468
	Pruco Life	Guaranteed Investment Contract 5.590%			11,685,098	11,685,098
	Pruco Life	Guaranteed Investment Contract 4.030%			16,450,938	16,450,938

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

(a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	Rabobank	Guaranteed Investment Contract 3.799%			$75,495,440	$75,495,440
	Rabobank	Guaranteed Investment Contract 4.779%			61,643,388	61,643,388
	Rabobank	Guaranteed Investment Contract 4.780%			26,759,545	26,759,545
	Royal Bank of Canada	Guaranteed Investment Contract 4.720%			144,642,914	144,642,914
	Security Life of Denver	Guaranteed Investment Contract 4.140%			4,103,828	4,103,828
	Transamerica	Guaranteed Investment Contract 4.819%			120,861,518	120,861,518
	Travelers Insurance Company	Guaranteed Investment Contract 7.090%			3,362,865	3,362,865
	UBS Warburg AG	Guaranteed Investment Contract 3.605%			137,861,883	137,861,883
	UBS Warburg AG	Guaranteed Investment Contract 6.564%			1,878,978	1,878,978
	UBS Warburg AG	Guaranteed Investment Contract 6.805%			1,707,667	1,707,667

	Total Investment Contracts				1,057,699,313	1,057,699,313

	Nations Fund Investments - Money Market
*	Nations	Cash Reserves, Capital Class	70,756,448	shares	70,756,448	70,756,448
*	Nations	Cash Reserves, Trust Class	6,046,482	shares	6,046,482	6,046,482

	Total Nations Fund Investments - Money Market				76,802,930	76,802,930

	Nations Fund Investments - Fixed Income
*	Nations	Bond Fund	30,764	shares	310,209	306,405
*	Nations	Government Securities Fund	19,733	shares	208,783	208,975
*	Nations	Short-Intermediate Government Fund	23,199	shares	98,418	96,974
*	Nations	Short-Term Income Fund	57,617	shares	575,493	569,832
*	Nations	Strategic Income Fund	1,460	shares	15,393	15,064

	Total Nations Fund Investments - Fixed Income				1,208,296	1,197,250

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

(a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	Nations Fund Investments - Equity
*	Nations	Convertible Securities Fund	2,988	shares	$65,472	$53,941
*	Nations	International Equity Fund	9,385,566	shares	105,028,366	127,549,846
*	Nations	LargeCap Index Fund	32,860,782	shares	502,986,472	766,313,447
*	Nations	Lifegoal Balanced Growth Portfolio	17,787,561	shares	192,432,626	207,580,834
*	Nations	Lifegoal Growth Portfolio	9,204,984	shares	101,985,452	114,602,051
*	Nations	Lifegoal Income & Growth Portfolio	3,615,351	shares	37,939,727	40,202,700
*	Nations	Marsico Focused Equities Fund	7,663,792	shares	133,773,688	143,389,557
*	Nations	Marsico Growth Fund	742	shares	25,000	13,340
*	Nations	Marsico MidCap Growth Fund	1,102	shares	15,000	14,526
*	Nations	MidCap Index Fund	28,709,033	shares	217,024,902	315,512,272
*	Nations	SmallCap Index Fund	10,369,213	shares	157,357,880	203,755,028
*	Nations	Value Fund	11,801,267	shares	154,828,009	153,534,486

	Total Nations Fund Investments - Equity				1,603,462,594	2,072,522,028

	Columbia Mutual Funds

*	Columbia	Quality Plus Bond Fund	11,107,938	shares	121,292,374	120,743,281
*	Columbia	Federal Securities Fund	2,963	shares	33,484	31,762

	Total Columbia Mutual Funds				121,325,858	120,775,043

	Mutual Funds
	Aberdeen	Asia-Pacific Income Fund	8,500	shares	50,688	55,080
	Aberdeen	Global Income Fund	4,600	shares	50,609	68,172
	Alliance Bernstein	US Government Bond Fund	17,012	shares	132,973	120,277
	American Century	Select Fund	2,040	shares	79,630	77,673
	American Century	Ultra Fund	147	shares	3,798	4,348
	American Funds	Intermediate Bond Fund of America	13,416	shares	187,467	183,927

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

(a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	American Funds	Growth Fund of America	2,012,683	shares	$50,917,324	$55,087,137
	Baron	Asset Fund	289	shares	13,124	15,153
	Batterymarch	US Small Cap Fund	2,728,945	shares	29,437,577	32,638,185
	Dodge & Cox	Stock Fund	975,813	shares	116,647,545	127,070,413
	Fidelity	Disciplined Equity Fund	2,077	shares	45,661	52,526
	Fidelity	Asset Manager	9,789	shares	154,731	158,686
	Fidelity	Commonwealth Trust	1,531	shares	24,396	30,184
	Fidelity	Diversified International Fund	3,084,085	shares	78,054,274	88,325,353
	Fidelity	Equity Income II Fund	2,236	shares	49,928	53,694
	Fidelity	Ginnie Mae Portfolio	16,309	shares	171,485	180,706
	Fidelity	Real Estate Investment Portfolio	2,402,826	shares	63,130,205	70,970,536
	Goode	Stable Value Trust	1,701,204	shares	20,067,744	21,890,750
	H & Q	Healthcare Fund	2,785	shares	65,723	50,910
	Janus	Enterprise Fund	3,786	shares	300,000	142,446
	Merrill Lynch	Preferred Income Strategies Fund	900	shares	19,816	19,602
	MFS	Charter Income Trust	1,755	shares	19,976	15,479
	MTB	Group Fund International Equity	590	shares	9,920	6,631
	Nasdaq-Amex Investment Prod Svcs	Nasdaq 100 Trust Fund	200	shares	21,255	7,983
	Nicholas Funds	Nicholas Fund	2,270	shares	120,142	137,169
	Nuveen	Preferred and Convertible Income Fund	2,200	shares	29,400	31,526
	Pimco	Biotechnology Fund	2,876	shares	100,120	76,621
	Pimco	Global Technology Fund	8,451	shares	503,630	306,872
	Scudder	Short Term Bond Fund	4,951	shares	59,406	50,546
	Scudder	US Government Securities Fund	2,344	shares	22,114	20,208
	Smith Barney	High Income Opportunity Fund	1,520	shares	19,000	10,214
	Templeton	Global Income Fund	2,500	shares	16,688	24,825
	Van Kampen	US Mortgage Fund	8,078	shares	117,891	112,603
	Vanguard	500 Index Fund	1,046	shares	71,576	116,742
	Vanguard	Dividend Growth Fund	659	shares	7,914	8,005
	Vanguard	Energy Fund	862	shares	21,693	34,463
	Vanguard	GNMA Fund	68,263	shares	691,755	712,669
	Vanguard	Growth Index Fund	320	shares	10,641	8,463

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

(a)	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	Vanguard	Inflation Protected Securities Fund	6,658	shares	$82,807	$83,692
	Vanguard	Intermediate Term Treasury Fund	6,699	shares	73,169	75,436
	Vanguard	Long Term Investment Grade Fund	2,816	shares	24,691	26,894
	Vanguard	Long Term Treas Fund - Investors Shares	7,152	shares	79,885	82,316
	Vanguard	Long Term Treas Fund - Admiral Shares	9,058	shares	101,301	104,256
	Vanguard	Total Stock Market Index Fund	2,473,813	shares	65,556,757	71,171,599
	Vanguard	Wellesley Income	1,234	shares	24,962	26,635
	Vanguard	Windsor Fund	6,055	shares	86,104	109,418
	Vanguard	Windsor II Fund	6,971	shares	132,973	214,216
	Vanguard	Wellington Fund	17,654	shares	396,764	532,959
	Western Asset	Core Bond Portfolio	1,720,460	shares	19,856,227	19,750,879
	White Oak	Growth Stock Fund	3,095	shares	250,861	105,421
	Zweig	Total Return Fund	10,075	shares	64,824	53,901

	Total Mutual Funds				448,179,144	491,214,399

	Corporate Debt and Asset-Backed Securities

	AT&T Broadband Corporation	Dtd 11/18/02 9.455% Due 11/15/22	24,000	shares	22,382	33,193
	Federal Natl Mtg Assn	Dtd 09/12/95 6.550% Due 09/12/05	50,000	shares	49,820	51,312
	Ford Motor Credit Company	Dtd 01/30/01 6.875% Due 02/01/06	40,000	shares	39,432	41,208
	Ford Motor Credit Company	Dtd 10/25/01 7.250% Due 10/25/11	50,000	shares	46,020	53,621
	General Electric Capital Corporation	Dtd 08/26/04 5.500% Due 08/15/23	100,000	shares	100,000	98,228
	General Motors Acceptance Corporation	Dtd 08/12/03 7.250% Due 08/15/18	100,000	shares	100,000	101,151
	General Motors Acceptance Corporation	Dtd 12/04/01 7.500% Due 12/15/16	15,000	shares	15,419	15,133
	General Motors Acceptance Corporation	Dtd 03/05/02 7.400% Due 03/15/17	50,000	shares	50,006	50,184
	Household Financial Corporation	Dtd 05/06/04 5.650% Due 05/15/19	50,000	shares	50,000	49,515
	Polaroid Corporation	Dtd 02/17/99 Due 02/15/06	50,000	shares	52,063	4,563
	Prudential Financial	Dtd 05/06/04 5.750% Due 05/15/19	50,000	shares	50,000	49,675
	TXU Corporation	Dtd 06/15/01 6.375% Due 06/15/06	40,000	shares	31,200	41,528
	Weirston Stl Corporation	Dtd 07/03/96 Due 07/01/04	50,000	shares	51,500	5,000

	Total Corporate Debt and Asset-Backed Securities				657,842	594,311

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	Mortgage-Backed Securities

	ABN Amro Mortgage Corporation	Dtd 09/01/03 6.000% Due 10/25/33	79,000	shares	$79,691	$77,381
	Federal National Mortgage Association	Dtd 02/01/94 6.750% Due 12/25/23	18,112	shares	16,392	18,403
	GNMA	Pool #030048 Dtd 03/01/79 9.000% Due 02/15/09	1,000	shares	980	1,086
	GNMA	Pool #033190 Dtd 09/01/79 9.500% Due 09/15/09	4,703	shares	4,738	5,147
	GNMA	Pool #105474 Dtd 11/01/83 12.500% Due 10/15/13	562	shares	607	641
	GNMA	Pool #124950 Dtd 05/01/85 9.000% Due 05/15/15	4,806	shares	4,758	5,374
	GNMA	Pool #130090 Dtd 09/01/85 11.000% Due 09/15/15	1,377	shares	1,343	1,548
	GNMA	Pool #141703 Dtd 10/01/85 11.500% Due 10/15/15	266	shares	265	301
	GNMA	Pool #142513 Dtd 11/10/85 11.000% Due 10/15/15	1,284	shares	1,355	1,443
	GNMA	Pool #144704 Dtd 12/01/85 11.000% Due 12/15/15	541	shares	546	608
	GNMA	Pool #148980 Dtd 02/01/86 10.000% Due 02/15/16	847	shares	885	941
	GNMA	Pool #158422 Dtd 05/01/86 9.500% Due 05/51/16	866	shares	857	974
	GNMA	Pool #158990 Dtd 07/01/86 9.000% Due 07/15/16	732	shares	724	819
	GNMA	Pool #166126 Dtd 07/01/86 9.500% Due 07/15/16	931	shares	949	1,047
	GNMA	Pool #180576 Dtd 03/01/87 8.000% Due 03/15/17	3,064	shares	3,041	3,354
	GNMA	Pool #194375 Dtd 03/01/87 9.000% Due 02/15/17	1,841	shares	1,803	2,064
	GNMA	Pool #197040 Dtd 03/01/87 8.000% Due 03/15/17	2,296	shares	2,278	2,514
	GNMA	Pool #199443 Dtd 01/01/87 8.000% Due 01/15/17	5,947	shares	5,828	6,511
	GNMA	Pool #266976 Dtd 12/01/88 10.000% Due 12/15/18	717	shares	717	799
	GNMA	Pool #288415 Dtd 04/01/90 9.500% Due 03/15/20	1,083	shares	1,089	1,222
	GNMA	Pool #320835 Dtd 04/01/92 7.500% Due 04/15/22	1,700	shares	1,679	1,833
	GNMA	Pool #321186 Dtd 07/01/92 8.000% Due 07/15/22	6,578	shares	6,808	7,197
	GNMA	Pool #322807 Dtd 02/01/92 8.00% Due 02/15/22	1,206	shares	1,210	1,319
	GNMA	Pool #330133 Dtd 08/01/92 7.500% Due 08/15/22	3,809	shares	3,851	4,120
	GNMA	Pool #334371 Dtd 11/01/92 7.000% Due 11/15/07	2,729	shares	2,707	2,827
	GNMA	Pool #341342 Dtd 12/01/92 8.000% Due 12/15/22	2,637	shares	2,678	2,885
	GNMA	Pool #342553 Dtd 03/01/93 7.500% Due 03/15/23	781	shares	778	844
	GNMA	Pool #411479 Dtd 11/01/95 7.500% Due 11/15/25	3,897	shares	3,909	4,200

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	GNMA	Pool #471439 Dtd 10/01/01 6.500% Due 10/15/31	7,645	shares	$7,759	$8,054
	GNMA	Pool #559513 Dtd 04/01/01 6.500% Due 04/15/31	7,803	shares	7,769	8,221
	GNMA	Pool #595192 Dtd 11/01/02 5.000% Due 11/15/32	41,286	shares	41,132	41,371
	GNMA	Pool #603373 Dtd 01/01/03 4.500% Due 12/15/17	45,593	shares	46,049	45,895
	GNMA	Pool #604740 Dtd 11/01/03 5.000% Due 11/15/33	37,792	shares	37,509	37,873
	GNMA	Pool #604897 Dtd 12/01/03 5.000% Due 12/15/33	41,123	shares	40,898	41,212
	GNMA	Pool #614160 Dtd 06/01/03 5.500% Due 06/15/33	25,636	shares	25,412	26,208
	GNMA	Pool #627930 Dtd 02/01/04 5.500% Due 02/15/34	35,623	shares	35,712	36,402
	Master Alternative Loan Trust	Dtd 10/01/03 6.000% Due 11/25/33	43,000	shares	43,322	43,070
	Master Asset Securitization Trust	Dtd 04/01/03 5.500% Due 05/25/33	25,000	shares	25,203	24,060

	Total Mortgage-Backed Securities				463,231	469,768

	US Government and Government Agency Obligations

	Federal Home Loan Banks	Dtd 03/17/98 6.187% Due 03/17/05	50,000	shares	49,214	50,375
	United States	Treasury Bill Dtd 07/22/04 Due 01/20/05	80,000	shares	79,333	79,930
	United States	Treasury Bill Dtd 08/12/04 Due 02/10/05	15,000	shares	14,872	14,969
	United States	Treasury Bill Dtd 08/19/04 Due 02/17/05	50,000	shares	49,564	49,878
	United States	Treasury Bill Dtd 09/16/04 Due 03/17/05	70,000	shares	69,349	69,703
	United States	Treasury Bill Dtd 12/16/04 Due 06/16/05	50,000	shares	49,387	49,441
	United States	Treasury Bond Dtd 02/15/86 9.250% Due 02/15/16	10,000	shares	9,970	14,275
	United States	Treasury Bond Dtd 05/15/86 7.250% Due 05/15/16	10,000	shares	9,838	12,517
	United States	Treasury Bond Dtd 02/15/91 7.875% Due 02/15/21	100,000	shares	123,062	135,109
	United States	Treasury Bond Dtd 11/15/91 8.000% Due 11/15/21	20,000	shares	20,197	27,454
	United States	Treasury Bond Dtd 11/16/92 7.625% Due 11/15/22	25,000	shares	25,015	33,413
	United States	Treasury Note Dtd 05/15/95 6.500% Due 05/15/05	100,000	shares	109,344	101,461
	United States	Treasury Note Dtd 10/15/96 6.500% Due 10/15/06	100,000	shares	99,344	105,992
	United States	Treasury Note Dtd 08/15/97 6.125% Due 08/15/07	100,000	shares	102,766	107,320
	United States	Treasury Note Dtd 05/15/98 5.625% Due 05/15/08	20,000	shares	20,291	21,452
	United States	Treasury Note Dtd 02/15/00 6.500% Due 02/15/10	15,000	shares	14,935	16,982
	United States	Treasury Note Dtd 11/15/01 3.500% Due 11/15/06	200,000	shares	199,953	201,688

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( d ) Cost	( e ) Current Value
	United States	Treasury Note Dtd 02/15/02 4.875% Due 02/15/12	100,000	shares	$100,109	$105,695
	United States	Treasury Note Dtd 08/15/02 3.250% Due 08/15/07	150,000	shares	152,836	150,222
	United States	Treasury Note Dtd 11/15/02 4.000% Due 11/15/12	100,000	shares	99,227	99,832
	United States	Treasury Note Dtd 07/31/03 1.500% Due 07/31/05	150,000	shares	149,039	149,080
	United States	Treasury Note Dtd 08/15/03 3.250% Due 08/15/08	30,000	shares	29,931	29,861
	United States	Treasury Note Dtd 08/15/03 4.250% Due 08/15/13	100,000	shares	98,981	100,789
	United States	Treasury Note Dtd 11/17/03 3.375% Due 11/15/08	150,000	shares	150,691	149,595
	United States	Treasury Note Dtd 12/31/03 1.875% Due 12/31/05	60,000	shares	60,089	59,480
	United States	Treasury Note Dtd 02/17/04 4.000% Due 02/15/14	100,000	shares	99,511	98,621

	Total US Government and Government Agency Obligations				1,986,848	2,035,134

	Other Investments

	Equity Inns, Inc.	Real Estate Investment Trust			1,105	1,174
	Healthcare Realty Trust	Real Estate Investment Trust			33,448	40,700
	New Plan Excel Realty Trust	Real Estate Investment Trust			53,889	64,992
	Penn VA Resource Partners LP	Limited Partnership			15,183	15,630
	Reliastar Life Insurance Co.	Single Premium Deferred Annuity			91,207	91,207
	Suburban Propane Partners LP	Limited Partnership			2,049	3,476
	US Restaurant Properties, Inc.	Real Estate Investment Trust			62,576	61,404
	Washington Real Estate Investment Trust	Real Estate Investment Trust			19,710	30,483
	Cadbury Schweppes	PFD Securities			36,652	36,848
	Conseco Inc	Warrant			4,019	182
	Barbara G Dills	Participant Loans			3,969	3,969
*	Bank of America	Certificates of Deposit			100,000	100,000
	Providian National Bank	Certificates of Deposit			98,000	98,000
	USAA Federal Savings Bank	Certificates of Deposit			20,564	20,564
	Guaranty Federal Bank	Certificates of Deposit			199,000	199,000
	Provident Bank	Certificates of Deposit			150,000	150,000
	Mercantile Bank	Certificates of Deposit			185,000	185,000
	Bank of Desoto	Certificates of Deposit			260,150	260,150
	Beal Bank	Certificates of Deposit			580,008	580,008

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2004

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	( d ) Cost	( e ) Current Value
	Park Cities Bank	Certificates of Deposit	$115,000	$115,000
	Bank of Texas	Certificates of Deposit	279,894	279,894
	Capital One FSB	Certificates of Deposit	90,000	90,000
	Compass Bank	Certificates of Deposit	330,000	330,000
	Participant Loans	6% to 12%	—	8,189,913

	Total Other Investments		2,731,423	10,947,594

	Total		$5,139,933,604	$8,128,854,404

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) - series of transactions in excess of 5% of Plan assets
Bank of America	Bank of America Corporation Common Stock	$350,477,262	$—	N/A	$—	$350,477,262	$350,477,262	$—
Bank of America	Bank of America Corporation Common Stock	—	358,341,640	N/A	—	157,474,882	358,341,640	200,866,758

There were no category (i) (ii) or (iv) reportable transactions.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Morris, Davis, & Chan LLP